The Right Products for the Right Experience



Young Innovations, Inc.
2004 Annual Report

FINANCIAL
HIGHLIGHTS

OPERATING RESULTS (In thousands except for per share data)	2004	2003	2002	% Change 2003-2004
Net Sales	$79,201	$72,562	$67,147	9.1%
Operating Income	21,131	21,408	18,560	(1.3%)
Net Income from Continuing Operations	13,137	13,286	11,147	(1.1%)
Net Income	13,934	13,201	11,411	5.6%
Diluted Earnings Per Share from Continuing Operations	1.40	1.41	1.19	(0.7%)
Diluted Earnings Per Share	1.48	1.40	1.22	5.7%
Weighted Average Fully Diluted Shares Outstanding	9,409	9,431	9,331	(0.2%)
Net Cash Flows from Operating Activities	$12,531	$16,441	$16,258	(23.8%)

FINANCIAL POSITION			
Working Capital	$19,428	$12,676	$12,645
Cash & Equivalents	2,552	938	554
Stockholders' Equity	95,137	82,963	67,670

FINANCIAL RATIOS			
Operating Income to Net Sales	26.7%	29.5%	27.6%
Net Income to Net Sales	17.6%	18.2%	17.0%


NET SALES
$67,147
$72,562
$79,201
2002
2003
2004


OPERATING INCOME
$18,560
$21,408
$21,131
2002
2003
2004


NET INCOME
$11,411
$13,201
$13,934
2002
2003
2004

LETTER TO SHAREHOLDERS

In 2004, sales and net income grew 9% and 6%, respectively. These growth rates were below both our historical average and our stated goals. Nevertheless, 2004 was a year marked by significant internal and external change for our business. During the year, we made progress with the integration of Obtura Spartan, restructured our distributor sales incentive and promotional programs, expanded our product portfolio, divested our retail business, consolidated facilities, and worked with our Board to meet the challenges of Sarbanes-Oxley. As a result of these changes, we believe we ended the year better positioned for future growth.

Throughout the year, we worked on integrating Obtura Spartan, which was acquired just prior to year end in 2003. Obtura Spartan manufactures and markets a line of obturation systems and ultrasonic units used in endondontic procedures, and contributed over $8 million in sales in 2004.

In May 2004, we restructured our distributor incentive programs, eliminating brand-based pricing promotions and increasing product-specific promotions. These efforts had the short-term effect of significantly reducing sales in the second quarter. While distributor inventory levels were greatly reduced, end-user demand for our products remained strong throughout the year.

During the year, we introduced a number of new products and product line enhancements. In February, we added a line of ultrasonic cleaning systems and solutions, under the Healthsonics brand name, that will complement our existing infection control products. We introduced NeutraVac, a new dental evacuation line cleaner that is formulated with a neutral pH, making it more compatible with the latest generation of amalgam separators. The Obtura III, a new generation of obturating system, was introduced and features an enhanced design that offers improved ergonomics, simplifies assembly and repair, and provides for increased patient safety. We also introduced a new orthodontic kit format, and new flavors of pastes, fluorides and gloves.

In December 2004, we divested the retail segment of our Plak Smacker business, which sold toothbrushes, children's toothpaste and dental accessories to mass merchandisers. We evaluated the retail segment's fit with our business and concluded that it was in our shareholders' best interests to divest the product line.

We undertook several significant initiatives in 2004 to improve the efficiency of our core manufacturing operations. Early in the year, we consolidated our handpiece machining operations into our Earth City, Missouri facility. Toward the end of 2004, we moved our preventive chemical manufacturing operations from Louisville, Colorado, to Earth City, Missouri.

Also in 2004, the Company was faced with the challenge of meeting the requirements of the newly adopted Sarbanes-Oxley legislation. Our Board of Directors undertook efforts to evaluate our corporate governance policies and practices. As part of this effort, in October, the Board adopted a resolution to reduce the



L to R: Dr. Patrick J. Ferrillo, Marc R. Sarni, Brian F. Bremer, Arthur L. Herbst, Jr., Alfred E. Brennan, George E. Richmond, Daniel J. Tarullo, Christine R. Boehning, Stephen T. Yaggy size of the Board to five members, electing Dr. Patrick J. Ferrillo to serve on the Board with George E. Richmond, Alfred E. Brennan, Brian F. Bremer and Marc R. Sarni.

Additionally, the Board made several enhancements to the management team. Alfred E. Brennan was named Vice Chairman of the Board and will continue in his role as Chief Executive Officer. Arthur L. Herbst, Jr., was promoted to President. Additionally, Christine R. Boehning was named Vice President and Chief Financial Officer, and Daniel J. Tarullo was named Vice President of Business Development.

The extent, timing and nature of the changes we initiated in our business over the year had a distinct effect on our financial results. We estimate that the modification to our sales incentive programs resulted in a $4 to $5 million reduction in sales in the second quarter. As a result, our second quarter sales and net income declined by 6% and 38%, respectively. However, the Company posted sales growth of 14% and 12% in the third and fourth quarters respectively. In addition, our net income from continuing operations grew 14% and 10% in the third and fourth quarters, respectively.

For the full year, sales from continuing operations increased 9% to $79.2 million, while diluted earnings per share increased 6% to $1.48. Excluding the $0.08 impact of discontinued operations, earnings per share declined by $0.01 to $1.40.

In 2004, we increased our quarterly dividend to $0.04 per share, paying total dividends of $0.16 per share compared to $0.06 in 2003. The Company currently plans to continue to offer shareholders the opportunity to realize modest current income on Young Innovations shares, while preserving the long-term growth prospects of the Company.

We would like to express our gratitude to the following Directors who served the Company with distinction over the years.

Rick Richmond has had a particularly long history with the Company as a son of the Founder, President of Young Dental and Director since 1997. His depth of history and experience with the business is valued throughout the Company. He remains an active consultant to the business.

Craig LaBarge joined our Board prior to the Company going public in 1997. He brought both public company and family succession experience to the Company. Dr. Connie Drisko brought her experience and energy as a periodontist, practicing hygienist and educator to the Company, and offered a broad clinical perspective on a number of areas of dentistry. James O'Brien, a management consultant and attorney, provided his counsel and support across a number of key issues.

The business weathered significant changes in 2004. Our prospects for continued solid growth remain strong. Since going public in November 1997, our strategy has served us well. Acquisitions to expand our product offering, services and market share; product line enhancements and new product introductions; and the realization of operating efficiencies have driven our growth over the past seven years. Our prospects for 2005 include initiatives across all parts of the strategy.

With all of the change we experienced over the last year, we remain inspired by the passion and dedication that our employees bring to serving the needs of our customers. It is the source of our optimism for the future of Young Innovations.

George E. Richmond
Chairman of the Board

Alfred E. Brennan
Vice Chairman of the Board
& Chief Executive Officer

Arthur L. Herbst, Jr.
President

At Young Innovations, we provide high-quality, reliable products to dental professionals so that they can focus on their patients.



Through our three-pronged growth strategy of innovation, acquisition and operating efficiency, we have built a portfolio of products that are leaders in the preventive, diagnostic, endodontic and infection control areas of dentistry. These products touch patients and dental professionals every day in a variety of ways. Our goal is for these products to enhance patient care and practice productivity. Our role in the delivery of dental care is simple, but important.

Preventive

Preventive oral care plays a pivotal role in maintaining good oral health and is increasingly linked to improved overall health. Preventive care includes biannual check-ups and teeth cleaning procedures. For decades, Young has been a leader in marketing products used during these routine teeth cleaning procedures, including the most basic tools — prophy angles and cups. Dental professionals have come to rely on the quality and value of our prophy angles, which remain the standard in the industry.

Through our Young, Denticator, Perfect Choice, D-Lish, Gel-Tin and private label brand names, we offer an extensive line of disposable and metal prophy angles, prophy pastes, fluorides, and related preventive products.



There are well over 200 million prophy procedures performed annually in the U.S.*



*Company estimate.

Patients rely on preventive visits and teeth cleaning procedures as a critical means for maintaining their oral health. Patients have also come to expect that special, extra-clean sensation that a professional prophy treatment provides.


One Minute
Foam
Neutral





We offer an extensive line of prophy products that offer practitioners and patients satisfying and comfortable experiences. Furthermore, we offer pastes and fluorides in a variety of flavors that make the experience more pleasant and enjoyable for children and adults.

In order to treat patients effectively, dental professionals often develop a plan for care using a variety of diagnostic tools, including panoramic X-ray machines. Panoramic X-rays capture the entire dental arch in one continuous image, which provides a larger field of view than standard intra-oral X-ray machines.

Panoramic X-rays have become a reliable means for diagnosis and treatment planning for dental specialists performing such procedures as dental implantology, oral-maxillo-facial surgery and endodontia, as well as for general dentists to develop a baseline for care as part of routine preventive treatment. Our Panoramic line of value-priced X-ray machines deliver high quality images to practitioners at affordable prices.



Approximately 175 million Americans visit the dentist each year.*



*Company estimate.

The panoramic X-ray is an instrumental part of my diagnostic treatment planning, as a baseline for care and to show patients what is going on. The X-ray machines can be one of the most expensive tools in my practice, so I need a machine I can afford and count on.



Our Panoramic X-ray machines are highly effective and reliable, and offer excellent value to dental professionals.

Endodontics

With our aging population, endodontics — or the practice of performing root canals — is one of the fastest growing areas of dentistry.

Root canals are never pleasant, but we hope our Obtura and Spartan products make the procedure go more quickly and comfortably. Endodontists and general practitioners use our Obtura line of obturation systems and our Spartan line of ultrasonic systems during root canal procedures.



There are approximately 2,500 endodontists practicing in the U.S., with more general dentists beginning to perform endodontic procedures.*



*Company estimate.

Root canals can be long, stressful procedures that are difficult for patients, as well as for me. I do everything I can to minimize the patient's discomfort.



Our Obtura system is designed to rapidly obturate even the most difficult root canal systems, with efficient and predictable results. We pay special attention to ergonomics, providing dental professionals with the control and comfort they require for these difficult procedures.

Dental professionals are concerned about the safety of their patients, their office employees and themselves. With new guidelines from the Center for Disease Control (CDC), their focus on infection control and preventing the spread of contaminants and infectious disease has never been stronger.

We were an early leader in the area of infection control in dentistry. During the 1980s, we actively participated in trade and professional groups that helped establish standards for infection control procedures in dental practices. We continue to develop new and better ways to prevent infection. Our line of infection control products includes surface disinfectants, evacuation system cleaners, examination gloves and other related products.



With approximately 175 million Americans making an estimated 325 million visits to dental offices each year, the risk of disease transmission is a significant public health issue.*



*Company estimate.

Patients are concerned about office cleanliness and exposure to infections. I take every reasonable precaution by following the current "best practices" for infection control.


BIREX
BIREX
BIOTROL
BIOTROL

Birex, our market leading liquid surface disinfectant, is used extensively in dental practices throughout the country to increase office cleanliness and reduce the risk of spreading infection. Additionally, our flavored examination gloves allow dental practitioners to protect themselves and their patients, while making the treatment process more fun for kids.

Home Care

Good oral care may start with a visit to the dentist, but it is maintained at home. Regular brushing, flossing and use of other home care products can translate to good oral health. We also know that, especially for kids, fun flavors, colors, and characters can enhance their interest in oral health and increase the likelihood that they will brush their teeth on a regular basis.

We offer a number of home care products for children and adults, including toothbrushes, fluorides and related products. We provide these products to dental professionals who rely on them to encourage oral healthcare in the home and to promote their professional practices.



Nearly 60 million American children under the age of 14 visit the dentist each year, representing a third of all dental patients. Cavities remain the single largest chronic disease for children.*


Home Gel
Brush-On
Perio Rinse
Cool Mint

*Company estimate.

I try to impress on people — especially kids — the importance of taking care of their teeth between visits. They're more apt to do that when they have toothbrushes and fluorides that they like.


PLAK SMACKER
GREAT WHITE SHARK

We provide a variety of toothbrushes and other products for children and adults. We emphasize fun as well as quality care, from flavor to design.

SELECTED FINANCIAL DATA

The following table presents selected financial data of the Company. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." All amounts except per share data are expressed in thousands.

Year ended December 31	2004	2003[1]	2002[2]	2001[3]	2000[4]
Income Statement Data					
Net sales	$79,201	$72,562	$67,147	$58,824	$48,737
Cost of goods sold	35,851	32,129	30,025	26,397	22,025
Gross profit	43,350	40,433	37,122	32,427	26,712
Selling, general and administrative expenses	22,219	19,025	18,562	16,943	13,284
Income from continuing operations	21,131	21,408	18,560	15,484	13,428
Interest expense (income) and other, net	(144)	(109)	286	225	108
Income from continuing operations before provision for income taxes	21,275	21,517	18,274	15,259	13,320
Provision for income taxes	8,138	8,231	7,127	5,875	5,142
Net income from continuing operations	13,137	13,286	11,147	9,384	8,178
Net income from discontinued operations	797	(85)	264	161	127
Net income	$13,934	$13,201	$11,411	$9,545	$8,305
Basic earnings per share[5]	$1.54	$1.46	$1.29	$0.99	$0.85
Basic earnings per share from continuing operations	$1.45	$1.47	$1.26	$0.97	$0.84
Basic earnings per share from discontinued operations	$0.09	$(0.01)	$0.03	$0.02	$0.01
Basic weighted average common shares outstanding[5]	9,040	9,017	8,876	9,662	9,752
Diluted earnings per share[5]	$1.48	$1.40	$1.22	$0.96	$0.84
Diluted earning per share from continuing operations	$1.40	$1.41	$1.19	$0.95	$0.83
Diluted earning per share from discontinued operations	$0.08	$(0.01)	$0.03	$0.01	$0.01
Diluted weighted average common shares outstanding[5]	9,409	9,431	9,331	9,904	9,914
Cash dividends declared per common share	$0.16	$0.06	n/a	n/a	n/a

As of December 31	2004	2003[1]	2002[2]	2001[3]	2000[4]
Balance Sheet Data					
Working capital	$19,428	$12,676	$12,645	$12,439	$11,578
Total assets	109,829	101,484	84,988	83,605	69,592
Total debt (including current maturities)	0	2,852	4,304	16,984	592
Stockholders' equity	95,137	82,963	67,670	55,885	60,487

[1] On December 1, 2003 the Company acquired substantially all of the assets of Obtura Corporation and Earth City Technologies (collectively "Obtura Spartan"). The income statement data for the year ended December 31, 2003 include results of operations for Obtura Spartan from December 1, 2003 through December 31, 2003. The balance sheet data as of December 31, 2003 include the Obtura Spartan acquisition.

[2] Weighted average common shares outstanding decreased from 2001 to 2002 primarily as a result of the Company's buyback of 1,050 shares from George E. Richmond, its Chairman of the Board and then Chief Executive Officer, in November 2001.

[3] On June 12, 2001 the Company acquired substantially all of the assets of the Biotrol and Challenge subsidiaries of Pro-Dex, Inc. (collectively "Biotrol"). The income statement data for the year ended December 31, 2001 include results of operations for Biotrol from June 12, 2001 through December 31, 2001. The balance sheet data as of December 31, 2001 include the Biotrol acquisition.

[4] On June 13, 2000 the Company acquired substantially all of the assets of Plak Smacker. The income statement data for the year ended December 31, 2000 include results of operations for Plak Smacker from June 13, 2000 through December 31, 2000. The balance sheet data as of December 31, 2000 include the Plak Smacker acquisition.

[5] Earnings per share data and shares outstanding retroactively reflect the impact of the three-for-two stock split of the Company's Common Stock in the form of a stock dividend payable on March 28, 2002 to stockholders of record as of the close of business on March 22, 2002. All share and per share numbers give effect to such stock split.

Market for Registrant's Common Equity and Related Stockholder Matters

Market Prices and Dividends

The Common Stock trades on the Nasdaq National Market under the symbol of "YDNT."

The following table sets forth the high and low prices of the Common Stock as reported by the Nasdaq National Market during the last eight quarters.

On January 31, 2005, there were approximately 159 holders of record of the Company's Common Stock.

Payment of future cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the earnings and financial condition of the Company and any other factors deemed relevant by the Board of Directors, and will be subject to any applicable restrictions contained in the Company's then existing credit arrangements.

		Market Price		Cash Dividends
2003	Quarter	High	Low	Declared
	First	$23.99	$21.90	—
	Second	$28.46	$20.72	—
	Third	$32.75	$28.10	$0.03
	Fourth	$36.75	$29.86	$0.03
2004				
	First	$38.86	$33.27	$0.04
	Second	$36.53	$25.25	$0.04
	Third	$33.10	$23.96	$0.04
	Fourth	$36.10	$29.77	$0.04

Forward-Looking Statements

This Annual Report (including "Management's Discussion and Analysis of Financial Condition and Results of Operations") includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included herein are "forward-looking statements." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions and which include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or similar expressions. These statements are not guaranties of future performance, and the Company makes no commitment to update or disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements. Because such statements involve risks and uncertainties, actual actions and strategies and the timing and expected results thereof may differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, those disclosed in this Annual Report and other reports filed with the Securities and Exchange Commission.

Forward-looking statements involve risk and uncertainty, and their ultimate validity is affected by a number of factors, both specific and general. Specific risk factors may be noted along with the statement itself. However, other more general risks and uncertainties which are inherent in any forward-looking statement include, but are not necessarily limited to:

- Demand for the Company's products
- Relationships with strategic customers, suppliers and product distributors
- Competition in each of the Company's product lines
- Dependence on and consolidation of distributors
- Successful integration of acquisitions
- Ability to manage the Company's growth
- Availability of acquisition candidates and the need for additional capital
- Technological change resulting in product obsolescence; dependence on new products
- Changes in standard of care relating to dental health
- Compliance with laws
- Increased government regulation
- Concentration of suppliers
- General economic conditions

This listing of factors is NOT intended to include ALL potential risk factors. The Company makes no commitment to update these factors or to revise any forward-looking statements for events or circumstances occurring after the statement is issued.

At any time when the Company makes forward-looking statements, it desires to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995.

All numbers in thousands, except per share data

General

Young Innovations, Inc. and subsidiaries ("the Company") develop, manufacture, and market supplies and equipment used to facilitate the practice of dentistry and to promote oral health. The Company's product offering includes disposable and metal prophylaxis ("prophy") angles, prophy cups and brushes, panoramic X-ray machines, dental handpieces (drills) and related components, orthodontic toothbrushes, flavored examination gloves, children's toothbrushes, moisture control products, infection control products, ultrasonic scaling and endodontic systems, and obturation systems used in endodontic surgery (root canal procedures). These products are primarily marketed to dental professionals, principally dentists, endodontists, orthodontists, dental hygienists, and dental assistants. The Company's manufacturing and distribution facilities are located in Missouri, California, Indiana, Colorado, Tennessee, Texas and Canada.

The Company operates in one reporting segment, which is engaged in the development and manufacture of a broad line of products marketed to dental professionals, principally dentists, dental hygienists and dental assistants. The Company markets its products primarily in the U.S. The Company also markets its products in several international markets, including Canada, Europe, South America, Central America, and the Pacific Rim. International sales represented less than 10% of the Company's total net sales in 2004.

In December 2004, the Company completed the sale of the retail division of its Plak Smacker subsidiary. The retail division, which was previously reported as a distinct reporting segment, sold toothbrushes, children's toothpastes and dental accessories to mass merchandisers under the Plak Smacker brand name. As a result of the disposition, we have reclassified our historical and current year financial statements to reflect the retail segment as discontinued operations.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants include in their MD&A their most critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions using different assumptions. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following accounting policies fit this definition:

Allowance for doubtful accounts – The Company has 38% of its December 31, 2004 accounts receivable balance with two large customers (see footnote 5 of the financial statements) set with the remaining balance among numerous customers, some of which are international. Accounts receivable balances are subject to credit risk. Management has reserved for expected credit losses, sales returns and allowances, and discounts based upon past experience, as well as knowledge of current customer information. We believe that our reserves are adequate. It is possible, however, that the accuracy of our estimation process could be impacted by unforeseen circumstances. We continuously review our reserve balance and refine the estimates to reflect any changes in circumstances.

Inventory – The Company values inventory at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventory values are based upon standard costs, which approximate historical costs. Management regularly reviews inventory quantities on hand and records a provision for excess or obsolete inventory based primarily on estimated product demand and other knowledge related to the inventory. If demand for the Company's products is significantly different than Management's expectations, the reserve could be materially impacted. Charges to the reserves are included in cost of goods sold.

Goodwill and other intangible assets – The Company adopted the provisions of SFAS No. 142 effective January 1, 2002. Goodwill and other long-lived assets with indefinite useful lives are reviewed by Management for impairment at least annually, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If indicators of impairment are present, the determination of the amount of impairment would be based on Management's judgment as to the future operating cash flows to be generated from the assets. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

Contingencies – The Company and its subsidiaries from time to time are subject to various contingencies, including legal proceedings arising in the normal course of business. Management, with the assistance of external legal counsel, performs an analysis of current litigation, and will record liabilities if a loss is probable and can be reasonably estimated. The Company believes the reserve is adequate; however, it cannot guarantee that costs will not be incurred in excess of current estimates.

Assets and liabilities acquired in business combinations – The Company periodically acquires businesses. All business acquisitions completed subsequent to 2002 were accounted for under the provisions of SFAS No. 141, "Business Combinations," which requires the use of the purchase method. All business acquisitions completed in years prior to 2002 were accounted for under the purchase method as set forth in APB No. 16, "Business Combinations." The purchase method requires the Company to allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The allocation of acquisition cost to assets acquired includes the consideration of identifiable intangible assets. The excess of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The Company's measurement of fair values and certain preacquisition contingencies may impact the Company's cost allocation to assets acquired and liabilities assumed for a period of up to one year following the date of an acquisition. The Company utilizes a variety of information sources to determine the value of acquired assets and liabilities. For larger acquisitions, third-party appraisers are utilized to assist the Company in determining the fair value and useful lives of identifiable intangibles, including the determination of intangible assets that have an indefinite life. The valuation of the acquired assets and liabilities and the useful lives assigned by the Company will impact the determination of future operating performance of the Company.

Results of Operations

The following table sets forth, for the periods indicated, certain items from the Company's statements of income expressed as a percentage of net sales.

Year ended December 31	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	45.3	44.3	44.7
Gross profit	54.7	55.7	55.3
Selling, general and administrative expenses	28.1	26.2	27.6
Income from continuing operations	26.6	29.5	27.7
Interest expense (income) and other, net	(.2)	(.2)	.4
Income from continuing operations before provision for income taxes	26.8	29.7	27.3
Provision for income taxes	10.2	11.4	10.7
Net income from continuing operations	16.6	18.3	16.6
Net income from discontinued operations	1.0	(.1)	.4
Net income	17.6%	18.2%	17.0%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales – Net sales from continuing operations for the year ended December 31, 2004 were $79,201, up 9.1% or $6,639 from $72,562 in the prior year. The increase was the result of incremental sales from acquired businesses and growth in end-user demand for our products. Approximately $8,000 of this growth is the result of the acquisition of Obtura Spartan on December 1, 2003. The increase was offset by a reduction in second quarter sales resulting from the restructuring of sales incentive programs to dealers.

Gross Profit – Gross profit increased $2,917, or 7.2%, from $40,433 in 2003 to $43,350 in 2004. Gross margin decreased from 55.7% in 2003 to 54.7% in 2004. The decrease in gross margin was primarily the result of changes in product mix.

Selling, General and Administrative Expenses ("SG&A") – SG&A expenses increased $3,194, or 16.8%, to $22,219 in 2004 from $19,025 in 2003. The increase in SG&A costs in 2004 is primarily attributable to incremental SG&A expenses from acquired businesses. Additionally, increased personnel and related costs necessary to comply with the new Sarbanes-Oxley legislation contributed to the increase in 2004. These increases were partially offset by a reduction in performance compensation expense and personnel costs resulting from consolidation activities. As a percentage of net sales, SG&A expenses increased to 28.1% in 2004 from 26.2% in 2003 as a result of the factors explained above.

Income from Operations – Income from operations in 2004 was $21,131 compared to $21,408 in 2003, a decrease of 1.3%. The decrease is a result of the factors described above.

Provision for Income Taxes – During the year ended 2004, the Company's provision for income taxes decreased to $8,138 versus $8,231 in 2003 as a result of lower pre-tax income. The effective tax rate in 2004 and 2003 was 38.25%.

Discontinued Operations – The results of operations and gain from the sale of our retail segment, which was sold in December 2004, are reflected as discontinued operations. The 2004 results include sales of $3,086 and related operating income of $1,292. This includes a pre-tax gain on the sale of $1,156, net of certain transaction costs.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales – Net sales from continuing operations increased $5,415, or 8.1%, to $72,562 in 2003 from $67,147 in 2002. Approximately $650 of this growth was the result of the acquisition of Obtura Spartan on December 1, 2003. Strong response to promotional activity and solid end-user demand across product lines contributed to the remaining growth in the sales of professional products for the year.

Gross Profit – Gross profit increased $3,311, or 8.9%, to $40,433 in 2003 from $37,122 in 2002. Gross margin increased from 55.3% in 2002 to 55.7% in 2003 as a result of several factors including product mix, the realization of productivity improvements in manufacturing, and acquisition integration activities.

Selling, General and Administrative Expenses ("SG&A") – SG&A expenses increased $463, or 2.5%, to $19,025 in 2003 from $18,562 in 2002. The primary increase in SG&A costs in 2003 related to increases in personnel costs consistent with the growth of the Company. The increases were offset by cost-containment measures which generated SG&A growth at a rate less than sales growth. As a percentage of net sales, SG&A expenses decreased to 26.2% in 2003 from 27.6% in 2002 as a result of the factors explained above.

Income from Operations – Income from operations increased $2,848, or 15.3%, to $21,408 in 2003 from $18,560 in 2002 as a result of the factors explained above.

Provision for Income Taxes – Provision for income taxes increased $1,104 in 2003 to $8,231 from $7,127 for 2002 primarily as a result of higher pre-tax income. The effective tax rate was 38.25% in 2003 compared to 39.0% in 2002. This decrease in effective tax rate was the result of a reduction in expenses that are not deductible for tax purposes.

Discontinued Operations – The results of operations of our retail segment, which was sold in December 2004, are reflected as discontinued operations. The 2003 results include sales of $3,594 and related operating loss of $139.

Liquidity and Capital Resources

Sources of Cash

Historically, the Company has financed its operations primarily through cash flow from operating activities and, to a lesser extent, through borrowings under its credit facility. Net cash flow from operating activities was $12,531, $16,441, and $16,258, for 2004, 2003 and 2002, respectively. The decrease in operating cash flow in 2004 is primarily attributable to a build in inventory related to facility consolidations and new product introductions and an increase in notes receivable due to increased participation in an equipment financing program, offset by a decrease in accounts receivable due to timing of sales, and decreased compensation accruals and accruals related to the finalization of Obtura Spartan purchase accounting.

The Company maintains a credit agreement with a borrowing capacity of $50,000, which expires in September 2007. Borrowings under the agreement bear interest at rates ranging from LIBOR + 1% to LIBOR + 2.25%, or Prime to Prime + .5%, depending on the Company's level of indebtedness. Commitment fees for this agreement range from .15% to .20% of the unused balance. The agreement is unsecured and contains various financial and other covenants. As of December 31, 2004, the Company was in compliance with all of these covenants.

At December 31, 2004, there were no outstanding borrowings under this agreement. Management believes through its operating cash flows as well as borrowing capabilities, the Company has adequate liquidity and capital resources to meet its needs on a short- and long-term basis.

Uses of Cash

Consistent with historical spending, the Company's uses of cash primarily relate to acquisition activity, capital expenditures, dividend distributions to shareholders, and stock repurchases. Specific significant uses of cash over the three years are as follows:

2004

Capital expenditures for property, plant and equipment were $5,577 in 2004. Significant capital expenditures included the purchase of a new distribution facility in California, office and meeting space in Illinois, and new tooling and equipment for our manufacturing facilities. In February 2004, YI Ventures LLC (a wholly owned subsidiary) acquired a small ultrasonic cleaning systems product line. In the fourth quarter of 2004, the Company repurchased 60 shares of its Common Stock from various stockholders for $1,924. Quarterly dividends of $0.04 per share were paid March 15, June 15, September 15, and December 15, 2004, for a total payment of $1,476.

2003

Capital expenditures for property, plant and equipment were $2,122 in 2003. Significant capital expenditures related to building improvements and new tooling for product enhancements. In September 2003, YI Ventures LLC (a wholly owned subsidiary) acquired a company which provides dental services. On December 1, 2003, the Company acquired substantially all of the assets of Obtura Corporation and Earth City Technologies, Inc., collectively known as Obtura Spartan. The Company originally paid $12,572 in cash, with money set aside in escrow pending the settlement of any indemnification claims. Upon final settlement in 2004, the purchase price was $12,347. Quarterly dividends of $0.03 per share were paid September 15 and December 15, 2003, for a total payment of $547.

2002

Capital expenditures for property, plant and equipment were $2,660 in 2002. In November and December 2002, the Company repurchased 81 shares of its Common Stock from various stockholders for $1,709.

Contractual Obligations (Payments due by period)	Total	Less than 1 Year	1-3 years	4-5 years	Beyond 5 years
Capital Lease Obligations	$ —	$ —	$ —	—	—
Operating Leases (including buildings)	1,699	871	780	$ 48	—
Long-Term Debt	—	—	—	—	—
Total	$1,699	$ 871	$ 780	$ 48	—

As of December 31, 2004 and 2003, management was aware of no relationships with any other unconsolidated entities, financial partnerships, structured finance entities, or special purpose entities which were established for the purpose of facilitating off-balance-sheet arrangements or other contractually narrow or limited purposes.

Recent Financial Accounting Standards Board Statements

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151 "Inventory Costs - An Amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred, and not included in overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 151 will have a significant effect on its financial statements.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (Revised), "Share-Based Payment." This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123(R) requires companies to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees and to record compensation cost for all stock awards granted after the required effective date and to awards modified, repurchased, or canceled after that date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) will be effective for quarterly periods beginning after June 15, 2005, which is the Company's third quarter ending September 30, 2005. The Company has not yet determined the impact that SFAS 123(R) will have on its financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates. From time to time, the Company finances acquisitions, capital expenditures and its working capital needs with borrowings under a revolving credit facility. Due to the variable interest rate feature on the debt, the Company is exposed to interest rate risk. Based on the Company's average debt balance, a theoretical 100-basis-point increase in interest rates would have resulted in approximately $31, $26, and $115 of additional interest expense in the years ended December 31, 2004, 2003 and 2002, respectively.

Sales of the Company's products in a given foreign country can be affected by fluctuations in the exchange rate. However, the Company sells less than 10% of its products outside the United States. Of these foreign sales, more than 99% are denominated in U.S. dollars, with the remaining amount denominated in Canadian dollars. As a result, the Company does not feel that foreign currency movements have a material impact on its financial statements.

The Company does not use derivatives to manage its interest rate or foreign exchange rate risks.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Young Innovations, Inc.:

We have audited the accompanying consolidated balance sheets of Young Innovations, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Young Innovations, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Young Innovation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
Chicago, IL
March 4, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Young Innovations, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of the Company are being made in accordance with authorization of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and testing, and actions taken to correct deficiencies as identified.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility that controls can be circumvented or overridden, and misstatements due to error or fraud may occur and not be detected. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, conditions in our business change over time, and, therefore, internal control effectiveness may vary over time.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Based on this assessment, management believes that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm, KPMG LLP, have issued an attestation report on our assessment of the Company's internal control over financial reporting. This report appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Young Innovations, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Young Innovations, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Young Innovations, Inc. and subsidiary's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Young Innovations, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Young Innovations, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Young Innovations, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 4, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chicago, IL
March 4, 2005

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

December 31	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 2,552	$ 938
Trade accounts receivable, net of allowance for doubtful accounts of $451 and $641, in 2004 and 2003, respectively	9,976	11,212
Inventories	10,942	9,017
Other current assets	3,640	3,403
Total current assets	27,110	24,570
Property, plant and equipment, net	22,137	19,240
Goodwill	52,617	51,003
Other intangible assets	6,105	5,824
Other assets	1,860	847
Total assets	$109,829	$101,484
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ —	$ 2,852
Accounts payable and accrued liabilities	7,639	9,042
Net liabilities for discontinued operations	43	—
Total current liabilities	7,682	11,894
Deferred income taxes	7,010	6,627
Stockholders' equity:		
Common stock, voting, $.01 par value, 25,000 shares authorized, 9,038 and 9,004 shares issued and outstanding, net of treasury stock, in 2004 and 2003, respectively	90	90
Additional paid-in capital	29,033	28,367
Deferred stock compensation	(598)	(935)
Retained earnings	83,884	71,426
Common stock in treasury, at cost, 1,146 and 1,157 shares in 2004 and 2003, respectively	(17,272)	(15,985)
Total stockholders' equity	95,137	82,963
Total liabilities and stockholders' equity	$109,829	$101,484

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

Years ended December 31	2004	2003	2002
Net sales	$79,201	$72,562	$67,147
Cost of goods sold	35,851	32,129	30,025
Gross profit	43,350	40,433	37,122
Selling, general and administrative expenses	22,219	19,025	18,562
Income from operations	21,131	21,408	18,560
Interest expense, net	18	17	282
Other (income) expense, net	(162)	(126)	4
Income before provision for income taxes	21,275	21,517	18,274
Provision for income taxes	8,138	8,231	7,127
Net income from continuing operations	$13,137	$13,286	$11,147
Net income (loss) from discontinued operations	797	(85)	264
Net income	$13,934	$13,201	$11,411
Basic earnings per share	$ 1.54	$ 1.46	$ 1.29
Basic earnings per share from continuing operations	$ 1.45	$ 1.47	$ 1.26
Basic earnings per share from discontinued operations	$ 0.09	$ (0.01)	$ 0.03
Diluted earnings per share	$ 1.48	$ 1.40	$ 1.22
Diluted earnings per share from continuing operations	$ 1.40	$ 1.41	$ 1.19
Diluted earnings per share from discontinued operations	$ 0.08	$ (0.01)	$ 0.03
Basic weighted average shares outstanding	9,040	9,017	8,876
Diluted weighted average shares outstanding	9,409	9,431	9,331

The accompanying notes are an integral part of these statements.

Young Innovations, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Common Stock in Treasury	Deferred Stock Compensation	Total	Comprehensive Income
Balance, December 31, 2001	$89	$27,828	$47,361	$(17,785)	$(1,608)	$55,885	
Net income	—	—	11,411	—	—	11,411	$11,411
Common stock purchased	—	—	—	(1,709)	—	(1,709)	
Stock options exercised	—	222	—	1,524	—	1,746	
Amortization of deferred stock compensation	—	—	—	—	337	337	
Comprehensive income							$11,411
Balance, December 31, 2002	$89	$28,050	$58,772	$(17,970)	$(1,271)	$67,670	
Net income	—	—	13,201	—	—	13,201	$13,201
Common stock purchased	1	—	—	(66)	—	(65)	
Stock options exercised	—	317	—	2,051	—	2,368	
Amortization of deferred stock compensation	—	—	—	—	336	336	
Cash dividends, ($0.06 per share)	—	—	(547)	—	—	(547)	
Comprehensive income							$13,201
Balance, December 31, 2003	$90	$28,367	$71,426	$(15,985)	$(935)	$82,963	
Net income	—	—	13,934	—	—	13,934	$13,934
Common stock purchased	—	—	—	(1,924)	—	(1,924)	
Stock options exercised	—	666	—	637	—	1,303	
Amortization of deferred stock compensation	—	—	—	—	337	337	
Cash dividends, ($0.16 per share)	—	—	(1,476)	—	—	(1,476)	
Comprehensive income							$13,934
Balance, December 31, 2004	$90	$29,033	$83,884	$(17,272)	$(598)	$95,137	

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years ended December 31	2004	2003	2002
Cash flows from operating activities:			
Net income	$13,934	$13,201	$11,411
Adjustments to reconcile net income to net cash flows from operating activities:			
Gain from sale of discontinued operations, net of tax	(714)	—	—
Depreciation and amortization	3,166	2,625	2,536
Deferred income taxes	383	1,723	545
Loss on disposal of property, plant and equipment	113	35	148
Changes in assets and liabilities, net of effects of acquisitions and divestitures			
Trade accounts receivable	1,388	(319)	(105)
Inventories	(2,024)	322	(778)
Other current assets	(180)	(720)	(510)
Other assets	(1,340)	(367)	671
Accounts payable and accrued liabilities	(2,195)	(59)	2,340
Total adjustments	(1,403)	3,240	4,847
NET CASH FLOWS FROM OPERATING ACTIVITIES	12,531	16,441	16,258
Cash flows from investing activities:			
(Payments) recoveries for acquisitions, net of cash acquired	(1,254)	(13,178)	431
Proceeds from sale of discontinued operations	1,800	—	—
Purchases of property, plant and equipment	(5,577)	(2,122)	(2,660)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(5,031)	(15,300)	(2,229)
Cash flows from financing activities:			
Payments on long-term debt	(12,420)	(4,304)	(57,028)
Borrowings on long-term debt	9,568	2,852	44,348
Proceeds from stock options exercised	366	1,308	832
Purchases of treasury stock	(1,924)	(66)	(1,709)
Payment of cash dividend	(1,476)	(547)	—
NET CASH FLOWS FROM FINANCING ACTIVITIES	(5,886)	(757)	(13,557)
Net increase in cash and cash equivalents	1,614	384	472
Cash and cash equivalents, beginning of period	938	554	82
Cash and cash equivalents, end of period	$2,552	$ 938	$ 554

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

December 31, 2004

1. Organization

Young Innovations, Inc. and its subsidiaries ("the Company") develop, manufacture, and market supplies and equipment used to facilitate the practice of dentistry and to promote oral health. The Company's product offering includes disposable and metal prophylaxis ("prophy") angles, prophy cups and brushes, panoramic X-ray machines, dental handpieces (drills) and related components, orthodontic toothbrushes, flavored examination gloves, children's toothbrushes, moisture control products, infection control products, ultrasonic sealing and endodontic systems, and obturation systems used in endodontic surgeries (root canal procedures). The Company's manufacturing and distribution facilities are located in Missouri, California, Indiana, Colorado, Tennessee, Texas and Canada. Export sales were less than 10% of total net sales for 2004, 2003 and 2002.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Young Innovations, Inc. and its direct and indirect wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Segment Information

Prior to the divestiture of its retail division in December 2004, the Company had two reporting segments, professional and retail, as defined by Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." The professional segment sells products to dentists, dental hygienists and dental assistants. The retail segment previously sold products to consumers through mass merchandisers. The Company has determined that there are no additional segments which meet the criteria of reporting segments per SFAS 131.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

Inventories

Inventories are stated at the lower of cost (which includes material, labor and manufacturing overhead) or net realizable value. Inventory values are based upon standard costs which approximate historical costs, determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred, and additions and improvements that significantly extend the lives of assets are capitalized. Upon disposition, cost and accumulated depreciation are eliminated from the related accounts, and any gain or loss is reflected in the statements of income. The Company provides depreciation using the straight-line method over the estimated useful lives of respective classes of assets as follows:

Buildings and improvements	3 to 40 years
Machinery and equipment	3 to 10 years
Equipment rented to others	4 to 15 years

Equity Investment

On May 17, 1999, the Company acquired a one-third interest in International Assembly, Inc., a Texas corporation ("IAI"). The Company paid approximately $1,050 in cash for this investment. The investment is being accounted for under the equity method of accounting and included in other assets on the Consolidated Balance Sheets. Equity income (loss) is recorded using a three-month lag. The Company's losses attributed to IAI are included in other expense, net and totaled $10, $1, and $150 for 2004, 2003 and 2002, respectively. The asset balance at December 31, 2004 for this investment is $280, of which approximately $250 represents goodwill.

The Company purchases certain services from IAI at amounts less than would be paid to unrelated parties. The amounts paid for these services totaled $244, $198, and $458 in 2004, 2003 and 2002, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of FASB Statement No. 142, *Goodwill and Other Intangible Assets*, as of January 1, 2002. Pursuant to Statement 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. Intangible assets primarily consist of trademarks, license agreements, core technology, patents and patent applications, product formulas, and supplier and customer relationships. Trademarks have been determined to have indefinite useful lives, and therefore the carrying value is reviewed at least annually for recoverability in accordance with the requirements of SFAS No. 142. Other intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets, generally between 5 and 40 years, and tested for impairment whenever conditions indicate that an asset may be impaired.

Impairment of Long-Lived Assets

The Company assesses and measures any impairments of long-lived assets in accordance with the provisions of SFAS No. 144. If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. The Company has not incurred any material impairments of long-lived assets during the years ended 2004, 2003 and 2002.

Fair Value of Financial Instruments

Financial instruments consist principally of cash, accounts receivable, notes receivable, accounts payable and debt. The estimated fair value of these instruments approximates their carrying value. Due to the short-term nature of the notes receivable, book value approximates fair value.

Revenue Recognition

Revenue from the sale of products is recorded at the time title passes, generally when the products are shipped, as the Company's shipping terms are customarily FOB shipping point. Revenue from the rental of equipment to others is recognized on a month-to-month basis as the revenue is earned. The Company generally warrants its products against defects, and its most generous policy provides a two-year parts and labor warranty on X-ray machines. The policy with respect to sales returns generally provides that a customer may not return inventory except at the Company's option, with the exception of X-ray machines, which have a 90-day return policy. The Company owns X-ray equipment rented on a month-to-month basis to customers. A liability for the removal costs of the rented X-ray machines is capitalized and amortized over four years. A liability for the removal costs of the purchased X-ray machines expected to be returned to the Company is included in accounts payable and accrued liabilities at December 31, 2004 and 2003.

Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were approximately $2,347, $1,950, and $2,070 for 2004, 2003 and 2002, respectively.

Research and Development Costs

Research and development costs are expensed when incurred and totaled $715, $511, and $596 for 2004, 2003 and 2002, respectively.

Interest Expense, Net

Interest expense includes interest paid related to borrowings on the Company's credit facility, as well as offsetting interest income earned on various investments and notes receivable. In 2004, 2003 and 2002 interest income totaled $76, $62, and $63, respectively.

Other (Income) Expense, Net

Other (income) expense includes the Company's portion of losses from its investment in IAI, rental income from leased space, sale of scrap, and other miscellaneous income and expense items, all of which are not directly related to the Company's primary business.

Income Taxes

The Company has accounted for income taxes under SFAS No. 109, which requires an asset and liability approach to accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Stock-Based Compensation

The Company adopted the 1997 Stock Option Plan ("the Plan") effective in November 1997, and amended the Plan in 1999 and 2001. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation costs for the Plan been determined based upon the fair value of the options at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net income and earnings per share would approximate the pro forma amounts below:

	Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income	$13,934	$13,267	$13,201	$11,919	$11,411	$10,265
Net income from continuing operations	13,137	12,470	13,286	12,004	11,147	10,001
Net income (loss) from discontinued operations	797	797	(85)	(85)	264	264
Earnings per share:						
Basic	$1.54	$1.47	$1.46	$1.32	$1.29	$1.16
Basic earnings per share from continuing operations	$1.45	$1.38	$1.47	$1.33	$1.26	$1.13
Basic earnings per share from discontinued operations	$0.09	$0.09	$(0.01)	$(0.01)	$0.03	$0.03
Diluted	$1.48	$1.41	$1.40	$1.26	$1.22	$1.10
Diluted earnings per share from continuing operations	$1.40	$1.33	$1.41	$1.27	$1.19	$1.07
Diluted earnings per share from discontinued operations	$0.08	$0.08	$(0.01)	$(0.01)	$0.03	$0.03

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001: (i) dividend yield of 0%; (ii) expected volatility of 43.7%; (iii) risk-free interest rate of 4.8%; and (iv) expected life of 8.0 years. The weighted average fair value of the options at the grant date was $8.49 for 2001. The following weighted average assumptions were used for 2003: (i) dividend yield of 0.37%; (ii) expected volatility of 32.3%; (iii) risk-free interest rate of 4.5%; and (iv) expected life of 8.0 years. The weighted average fair value of the options at the grant date was $14.22 for 2003. No options were granted in 2002 or 2004.

Supplemental Cash Flow Information

Cash flows from operating activities include $6,545, $5,782, and $5,401 for the payment of federal and state income taxes, and $81, $83, and $376 for the payment of interest during 2004, 2003 and 2002, respectively.

3. Acquisitions

During the first quarter of 2004, YI Ventures LLC (a wholly owned subsidiary) acquired Healthsonics Corporation for $1,500. Healthsonics manufactures ultrasonic cleaning systems. The acquisition resulted in the recognition of approximately $1,500 of goodwill. The allocation of purchase price to goodwill is preliminary and subject to adjustment in the future. The results of operations for Healthsonics are included in the consolidated financial statements since February 2004.

On December 1, 2003, the Company acquired substantially all of the assets and assumed a portion of the liabilities of Obtura Corporation and Earth City Technologies (collectively "Obtura Spartan"). The Company paid $12,572 in cash, including transaction costs. Of the purchase price, $1,000 was set aside in an escrow account pending the settlement of any indemnification claims. Upon final settlement, the purchase price was $12,347. The settlement included the acquisition of the seller's Obtura Spartan Canada operations in November 2004 for approximately $500. Upon the finalization of the settlement and purchase accounting during the fourth quarter of 2004, the final purchase price allocation was completed and goodwill was determined to be $8,166, including the Canadian operations. The following table summarizes the adjustments made to the preliminary purchase price allocation. Some management and administrative terminations were completed, and all accrued severance liabilities were paid prior to December 31, 2004.

	Preliminary Allocation	Total Adjustments	Final Allocation
Purchase Price	$ 12,572	$ (225)	$ 12,347
Current assets	2,470	340	2,810
Property, plant and equipment	394	27	421
Intangible assets	3,588	250	3,838
Goodwill	8,089	77	8,166
Current liabilities assumed	(1,769)	(519)	(2,288)
Accrued severance liabilities	(200)	(400)	(600)
Net assets acquired	$ 12,572	$ (225)	$ 12,347

Of the $3,838 allocated to intangible assets, $1,200 was assigned to license arrangements and $591 was assigned to core technology, both with 20-year useful lives. In addition, $250 was assigned to customer relationships with a five-year useful life. The remaining $1,797 was assigned to trademarks that are not subject to amortization. The results of operations for Obtura Spartan are included in the consolidated financial statements since December 1, 2003. George E. Richmond, the Company's Chairman, owned 20% of Earth City Technologies at the time of the acquisition. The transaction was unanimously approved by the independent directors of the Company.

4. Discontinued Operations

In December 2004, the Company completed the sale of the retail division of its Plak Smacker subsidiary. The retail division, which has previously been reported as a separate segment, sold toothbrushes, children's toothpaste and dental accessories to mass merchandisers under the Plak Smacker brand name. The retail operations are accounted for as discontinued operations, and accordingly, operating results and net assets are segregated in the accompanying Consolidated Statements of Income and Consolidated Balance Sheets. The Company recorded a pre-tax gain of $1,156 on the transaction, which is included in the consolidated income statement caption "net income (loss) from discontinued operations." The net current liabilities of this discontinued operation are primarily accounts receivable and accounts payable. Results for discontinued operations are as follows (in thousands):

Years ended December 31	2004	2003	2002
Net sales	$ 3,086	$ 3,594	$ 5,071
Income before income taxes	1,292	(139)	438
Provision for income taxes	495	(54)	174
Net income	797	(85)	264

5. Major Customers and Credit Concentration

The Company generates trade accounts receivable in the normal course of business. The Company grants credit to distributors and customers throughout the world and generally does not require collateral to secure the accounts receivable. The Company's credit risk is concentrated among two distributors accounting for 38% and 44% of accounts receivable at December 31, 2004 and 2003, respectively.

The percentage of net sales made to major distributors of the Company's continuing operations were as follows:

Years ended December 31	2004	2003	2002
Distributor			
Henry Schein, Inc.	16.2%	22.0%	15.0%
Patterson Companies, Inc.	13.7%	18.9%	16.2%

6. Notes Receivable

During the normal course of business, the Company issues notes in connection with equipment purchases by customers. The equipment is used to secure the note.

Notes receivable consist of the following:

December 31	2004	2003
Notes receivable, short-term	$1,764	$746
Notes receivable, long-term	1,496	365
Total notes receivable	$3,260	$1,111

Notes receivable are included in other current assets and other assets in the accompanying Consolidated Balance Sheets. The Company increased the financing program during 2004, which led to an increased notes receivable balance compared to December 31, 2003. Notes bear interest at rates ranging from 0% to 12%, and have a weighted average maturity of 32 months. Interest income related to the notes are included in the consolidated income statement caption "interest expense, net."

7. Inventories

Inventories consist of the following:

December 31	2004	2003
Finished products	$6,489	$5,178
Work in process	1,957	1,327
Raw materials and supplies	2,496	2,512
Total inventories	$10,942	$9,017

8. Property, Plant and Equipment

Property, plant and equipment consist of the following:

December 31	2004	2003
Land	$ 1,611	$ 1,086
Buildings and improvements	11,149	7,585
Machinery and equipment	18,786	17,813
Equipment rented to others	5,952	6,011
Construction in progress	997	1,199
	$ 38,495	$ 33,694
Less – Accumulated depreciation	(16,358)	(14,454)
Total property, plant and equipment, net	$ 22,137	$ 19,240

The machinery and equipment under capital lease and related accumulated depreciation at December 31, 2003 was $384 and $319, respectively. The Company no longer has the machinery and equipment under capital lease as of December 31, 2004. Depreciation expense was $2,603, $2,288, and $2,125 for 2004, 2003 and 2002, respectively.

9. Other Assets

Other assets consist of the following:

December 31	2004	2003
Investment in IAI	$280	$376
Notes receivable, long-term	1,496	365
Other	84	106
Total other assets	1,860	$847

10. Goodwill and Other Intangible Assets

Goodwill consists of the following:

December 31	2004	2003
Goodwill	$57,415	$55,801
Less – Accumulated amortization	(4,798)	(4,798)
Total goodwill	$52,617	$51,003

Goodwill increased $1,614 during 2004. The primary reason for the increased goodwill was the first quarter acquisition of Healthsonics corporation by YI Ventures LLC (a wholly owned subsidiary) for $1,500. Healthsonics manufactures and distributes ultrasonic equipment and solutions. The acquisition resulted in the recognition of approximately $1,500 of goodwill. The remaining increase in goodwill was the result of adjustments to the fair value estimates of the assets and liabilities of Obtura Spartan, which was acquired on December 1, 2003, and Midwest Laboratories, which was acquired on September 16, 2003. There have been no changes in goodwill related to impairment losses or write-offs due to sales of businesses during the years ended December 31, 2004 and 2003.

Other intangibles consist of the following:

As of December 31, 2004	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
License agreements	$1,200	$65	$1,135
Core technology	591	32	559
Patents	499	263	236
Product formulas	430	37	393
Customer relationships	250	0	250
Non-compete agreements	252	75	177
Supplier relationships	130	86	44
Total	$3,352	$558	$2,794
Intangible assets not subject to amortization			
Trademarks	$3,311		$3,311
Total intangible assets	$6,663	$558	$6,105

As of December 31, 2003	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
License agreements	$1,200	$6	$1,194
Core technology	591	4	587
Patents	481	234	265
Product formulas	430	27	403
Supplier relationships	130	66	64
Total	$2,832	$332	$2,513
Intangible assets not subject to amortization			
Trademarks	$3,311		$3,311
Total intangible assets	$6,143	$332	$5,824

The costs of other intangible assets with finite lives are amortized over their expected useful lives using the straight-line method. The amortization lives are as follows: 18 to 20 years for patents, license agreements and core technology; 40 years for product formulations; and 5 years for supplier and customer relationships. Non-compete agreements are amortized over the length of the signed agreement. The weighted average life for amortizable intangible assets is 19 years. Aggregate amortization expense for the years ended December 31, 2004, 2003 and 2002 was $226, $73, and $81, respectively. Estimated amortization expense for each of the next five years is as follows:

For the year ended 12/31/05	$ 250
For the year ended 12/31/06	215
For the year ended 12/31/07	200
For the year ended 12/31/08	200
For the year ended 12/31/09	200

11. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

December 31	2004	2003
Accounts payable	$3,380	$2,690
Accrued salaries and bonuses	875	1,717
Accrued taxes	1,004	1,143
Accrued rebate payments	398	534
Accrued expenses and other	1,982	2,958
Total accounts payable and accrued liabilities	$7,639	$9,042

12. Credit Arrangements and Notes Payable

The Company has a credit arrangement that provides for an unsecured revolving credit facility with an aggregate commitment of $50,000. Borrowings under the arrangement bear interest at rates ranging from LIBOR +1% to LIBOR +2.25%, or Prime to Prime +.5%, depending on the Company's level of indebtedness. Commitment fees for this arrangement range from .15% to .20% of the unused balance. The agreement is unsecured and contains various financial and other covenants.

Long-term debt was as follows:

December 31	2004	2003
Revolving credit facility due 2007 with a weighted-average interest rate of 3.28% at December 31, 2003	$ —	$2,784
Capital lease obligations	—	68
	—	2,852
Less – current portion	—	2,852
	$ —	$ —

In certain circumstances, the Company provides recourse for loans for equipment purchases by customers. Certain banks require the Company to provide recourse to finance equipment for new dentists and other customers with credit histories which are not consistent with the banks' lending criteria. In the event that a bank requires recourse on a given loan, the Company would assume the bank's security interest in the equipment securing the loan. As of December 31, 2004 and 2003, respectively, approximately $205 and $561 of the equipment financed with various lenders was subject to such recourse. Reccurse on a given loan is generally eliminated by the bank after one year, provided the bank has received timely payments on that loan. Based on the Company's past experience with respect to these arrangements, it is the opinion of management that the fair value of the recourse provided is minimal and not material to the results of operations or financial position of the Company.

13. Common Stock

During 2004, the Company repurchased 60 shares of its Common Stock from various stockholders for $1,924. The purchases were financed through cash generated from operations. The Company also reissued 87 shares of its Common Stock in conjunction with stock option exercises for $366. In addition, the restrictions on 24 previously issued shares of Common Stock lapsed during 2004 (see footnote 14).

During 2003, the Company repurchased 3 shares of its Common Stock from various stockholders for $66. The purchases were financed through cash generated from operations. The Company also reissued 210 shares of its Common Stock in conjunction with stock option exercises for $1,308. In addition, the restrictions on 24 previously issued shares of Common Stock lapsed during 2003 (see footnote 14).

During 2002, the Company repurchased 81 shares of its Common Stock from various stockholders for $1,709. The purchases were financed through borrowings on the Company's credit facility. The Company also reissued 187 shares of its Common Stock held in treasury in conjunction with stock option exercises for $832. In addition, the restrictions on 24 previously issued shares of Common Stock lapsed during 2002 (see footnote 14).

14. Stock Awards

Stock Options – The Company adopted the 1997 Stock Option Plan ("the Plan") effective in November 1997, and amended the Plan in 1999 and 2001. A total of 1,725 shares of Common Stock are reserved for issuance under this plan, which is administered by the compensation committee of the Board of Directors ("Compensation Committee"). Participants in the Plan will be those employees whom the Compensation Committee may select from time to time and those nonemployee directors as the Company's Board of Directors may select from time to time. As of December 31, 2004, 1,529 options had been granted.

A summary of the options outstanding and exercisable is as follows:

	Shares	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding, January 1, 2002	1,090	$8.00 - $14.02	$11.31
Granted	—	—	—
Exercised	187	$8.00 - $11.33	$9.19
Forfeited	7	$8.00 - $9.29	$9.26
Outstanding, December 31, 2002	896	$8.00 - $14.02	$11.77
Exercisable at December 31, 2002	588	$8.00 - $14.02	$10.59
Outstanding, January 1, 2003	896	$8.00 - $14.02	$11.77
Granted	107	$32.74	$32.74
Exercised	209	$8.00 - $14.02	$9.92
Forfeited	—	—	—
Outstanding, December 31, 2003	794	$8.00 - $32.74	$15.08
Exercisable at December 31, 2003	509	$8.00 - $32.74	$13.51
Outstanding, January 1, 2004	794	$8.00 - $32.74	$15.08
Granted	—	—	—
Exercised	87	$8.00 - $14.02	$11.61
Forfeited	58	$14.02 - $32.74	$19.48
Outstanding, December 31, 2004	649	$8.00 - $32.74	$15.15
Exercisable at December 31, 2004	558	$8.00 - $14.02	$15.03

The weighted average remaining contractual life of the options outstanding at December 31, 2004 is 6.6 years. As of January 1, 2005, 608 shares were exercisable with a range of exercise prices from $8.00 to $32.74 with a weighted average price of $14.95.

The Compensation Committee of the Board of Directors establishes vesting schedules for each option issued under the Plan. Outstanding options generally vest over four years. The exercise price has historically been equal to the fair value of the Common Stock at the date of grant. All options expire 10 years from the grant date.

Restricted Stock – Under the above Plan, restricted stock may be awarded or sold to participants under terms and conditions established by the Compensation Committee. For restricted stock grants, compensation expense is based upon the grant date market price, and is recorded over the vesting period. In October 2001, the Company granted 120 shares of restricted stock to certain executive officers of the Company. No monetary consideration was paid by the officers who received the restricted stock. These shares vest 20% each year for five years beginning in October 2002. For the years ended December 31, 2004, 2003, and 2002, the Company recorded $337, $336, and $337, respectively, of compensation expense related to the restricted stock grants.

15. Income Taxes

The components of the provision for income taxes are as follows:

Years ended December 31	2004	2003	2002
Current	$7,384	$7,047	$6,756
Deferred	1,249	1,130	545
Total provision for income taxes	$8,633	$8,177	$7,301

The income tax provisions are different from the amount computed by applying the U.S. federal income tax rates to income before provision for income taxes. The reasons for these differences are as follows:

Years ended December 31	2004	2003	2002
Income from continuing operations before provision for income taxes	$21,275	$21,517	$18,274
U.S. federal income tax rate	35%	35%	35%
Computed income taxes	7,446	7,531	6,396
Other	73	82	211
Provision for federal income taxes on continuing operations	7,519	7,613	6,607
State income taxes from continuing operations, net of federal tax benefit	619	618	520
Provision for income taxes on continuing operations	$ 8,138	$ 8,231	$ 7,127
Effective tax rate on continuing operations	38.25%	38.25%	39.00%
Provision for income taxes on discontinued operations	495	(54)	174
Total provision for income taxes	$ 8,633	$ 8,177	$ 7,301

Temporary differences that gave rise to deferred income tax assets and liabilities are as follows:

December 31	2004	2003
Deferred income tax assets:		
Trade accounts receivable	$ 171	$ 166
Inventories	297	264
Accrued liabilities	171	440
Other	159	57
Total deferred income tax assets	798	927
Deferred income tax liabilities:		
Property, plant and equipment	(2,641)	(2,710)
Intangibles	(4,369)	(3,180)
Other	—	—
Total deferred income tax liabilities	(7,010)	(5,890)
Net deferred income tax liability	$(6,212)	$(4,963)

Current deferred income tax assets of $798 and $927 are included in other current assets as of December 31, 2004 and 2003, respectively.

16. Sales of Equipment Rented to Others

Periodically, customers who rent X-ray equipment from the Company elect to purchase the equipment. The Company recognizes revenue for the proceeds of such sales and records as cost of goods sold the net book value of the equipment. Net sales of equipment consistent with this practice were $1,679, $1,560, and $1,111 for 2004, 2003 and 2002, respectively, and gross profit from these sales was $783, $775, and $522 for 2004, 2003 and 2002, respectively.

17. Employee Benefits

The Company has defined contribution 401(k) plans covering substantially all full-time employees meeting service and age requirements. Contributions to the Plan can be made by an employee through deferred compensation and through a discretionary employer contribution. Compensation expense related to this plan was $255, $317, and $307 for 2004, 2003 and 2002, respectively. The Company also offers certain healthcare insurance benefits for substantially all employees.

18. Related-Party Transactions

During 2004 and 2003, the Company paid consulting fees of $54 and $100, respectively, to a corporation which is wholly owned by George E. Richmond, the Company's Chairman.

During 2004 and 2003, the Company paid fees of $88 and $31, respectively, to a corporation which is wholly owned by George E. Richmond, the Company's Chairman, for corporate use of an aircraft owned by that corporation.

The Company sold products to, and paid for services from, Earth City Technologies, in which George E. Richmond, the Company's Chairman, had an equity interest. Net sales to such corporation totaled $3 and $83 in 2003 and 2002, respectively. Amounts paid for services totaled $0 and $1 in 2003 and 2002, respectively. On December 1, 2003, the Company acquired substantially all the assets and assumed a portion of the liabilities of Earth City Technologies (see footnote 3).

In August 2000, the Company loaned an officer of the Company $500 in exchange for a three-year unsecured promissory note at an interest rate of 6.27% payable annually. The note was paid in full during 2003. Interest income of $10 related to this note was recorded in 2003.

19. Earnings Per Share

Basic earnings per share (Basic EPS) are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share (Diluted EPS) include the dilutive effect of stock options and restricted stock, if any, using the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

Years ended December 31	2004	2003	2002
Net income	$13,934	$13,201	$11,411
Net income from continuing operations	13,137	13,286	11,147
Net income from discontinued operations	797	(85)	264
Weighted average shares outstanding for basic earnings per share	9,040	9,017	8,876
Dilutive effect of stock options and restricted stock	369	414	455
Weighted average shares outstanding for diluted earnings per share	9,409	9,431	9,331
Basic earnings per share	$1.54	$1.46	$1.29
Basic earnings per share from continuing operations	$1.45	$1.47	$1.26
Basic earnings per share from discontinued operations	$0.09	$(0.01)	$0.03
Diluted earnings per share	$1.48	$1.40	$1.22
Diluted earnings per share from continuing operations	$1.40	$1.41	$1.19
Diluted earnings per share from discontinued operations	$0.08	$(0.01)	$0.03

20. Quarterly Financial Data (Unaudited)

2004	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Net sales	$19,494	$16,738	$20,891	$22,078	$79,201
Gross profit	10,888	8,649	11,706	12,107	43,350
Net income from continuing operations	3,281	1,998	3,745	4,113	13,137
Net income from discontinued operations	16	35	48	698	797
Net income	3,297	2,033	3,793	4,811	13,934
Basic earnings per share	$ .37	$ .22	$ .42	$ .53	$1.54
Basic earnings per share from continuing operations	$ .37	$ .22	$ .41	$ .45	$1.45
Basic earnings per share from discontinued operations	$ .00	$ .00	$ .01	$ .08	$.09
Diluted earnings per share	$ .35	$ .22	$ .40	$ .51	$1.48
Diluted earnings per share from continuing operations	$ .35	$ .22	$ .39	$ .44	$1.40
Diluted earnings per share from discontinued operations	$ .00	$ .00	$ .01	$ .07	$.08

2003	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Net sales	$16,771	$17,872	$18,148	$19,771	$72,562
Gross profit	9,188	10,116	10,264	10,865	40,433
Net income from continuing operations	2,934	3,300	3,297	3,755	13,286
Net income from discontinued operations	(41)	(40)	9	(13)	(85)
Net income	2,893	3,260	3,306	3,742	13,201
Basic earnings per share	$ .32	$ .36	$ .37	$ .41	$1.46
Basic earnings per share from continuing operations	$ .33	$ .36	$ .37	$ .41	$1.47
Basic earnings per share from discontinued operations	($ .01)	$ .00	$ .00	$ .00	($.01)
Diluted earnings per share	$ .31	$ .35	$ .35	$ .39	$1.40
Diluted earnings per share from continuing operations	$ .32	$ .35	$ .35	$ .39	$1.41
Diluted earnings per share from discontinued operations	($ .01)	$ .00	$ .00	$ .00	($.01)

21. Commitments and Contingencies

The Company leases certain office and warehouse space, manufacturing facilities, automobiles, and equipment under non-cancelable operating leases. The total rental expense for all operating leases was $1,001, $876, and $812 for 2004, 2003 and 2002, respectively. Rental commitments amount to: $871 for 2005, $528 for 2006, $252 for 2007, and $48 for 2008.

The Company and its subsidiaries from time to time are also parties to various legal proceedings arising in the normal course of business. Management believes that none of these proceedings, if determined adversely, would have a material adverse effect on the Company's financial position, results of operations or liquidity.

The Company generally warrants its products against defects, and its most generous policy provides a two-year parts and labor warranty on X-ray machines. The accrual for warranty costs was $280 and $253 at December 31, 2004 and 2003, respectively. There were no significant warranty costs during the year ended December 31, 2004.

22. New Accounting Standards

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151 "Inventory Costs - An Amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 151 will have a significant effect on its financial statements.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(Revised), "Share-Based Payment." This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123(R) requires companies to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, and to record compensation cost for all stock awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) will be effective for quarterly periods beginning after June 15, 2005, which is the Company's third quarter ending September 30, 2005. The Company has not yet determined the impact that SFAS 123(R) will have on its financial position and results of operations.

DIRECTORS AND OFFICERS

George E. Richmond
Chairman of the Board

Alfred E. Brennan
Vice Chairman of the Board
& Chief Executive Officer

Brian F. Bremer[1,2,3]
Partner – CroBern Management
Partnership II LP

Marc R. Sarni[1,2,3]
Principal – Cornerstore Investment LLC

Dr. Patrick J. Ferrillo[1,2,3]
Vice Provost & Dean – University of
Nevada – Las Vegas
School of Dental Medicine

[1] Audit Committee
[2] Compensation Committee
[3] Nominating Committee

George E. Richmond
Chairman of the Board

Alfred E. Brennan
Vice Chairman of the Board
& Chief Executive Officer

Arthur L. Herbst, Jr.
President

Daniel E. Garrick
Vice President

Stephen T. Yaggy
Secretary

Daniel J. Tarullo
Vice President

Christine R. Boehning
Vice President & Chief Financial Officer

CORPORATE INFORMATION

Corporate Headquarters
13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: Ext. 3133

Stock Listing
Nasdaq
Symbol: YDNT

Independent Certified Public Accountants
KPMG LLP
Chicago, Illinois

Transfer Agent
UMB Bank
P.O Box 410064
Kansas City, Missouri 64141
816-860-7445

ANNUAL MEETING

The Annual Meeting for Shareholders of Young Innovations will be held on Thursday, May 12, 2005, starting at 10:00 a.m. at:

St. Louis Airport Hotel Marriott
10700 Peartree Lane
St. Louis, Missouri







Young Innovations develops, manufactures and markets supplies and equipment used by dentists and dental hygienists.

Young Innovations, Inc.

13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: Ext. 3133
www.ydnt.com